

F&M Bank Corp.

2025
ANNUAL REPORT

General Corporate Information

ANNUAL MEETING

The annual meeting of shareholders of F&M Bank Corp. will be held on Saturday, May 16, 2026, at 5:00 PM at Blue Ridge Community College, The Plecker Center, 1 College Lane, Weyers Cave, Virginia 24486. Dinner will be served immediately following the meeting. All shareholders are invited to attend.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

As of December 31, 2025, the Company had 3,557,060 shares of Common Stock outstanding, which were held by approximately 1,009 shareholders of record. The Company's Common Stock is quoted on the OTC Market's OTCQX tier under the symbol FMBM.

INDEPENDENT AUDITORS

For 2025
Elliott Davis, PLLC
4350 Lassiter at North Hills Ave.
Suite 200
Raleigh, NC 27609

For Prior Years
Yount, Hyde & Barbour, PC
160 Exeter Drive
Suite 200
Winchester, VA 22603

REGULATORY AND SECURITIES COUNSEL

Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, NC 27607

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

A copy of F&M Bank Corp.'s Audited Consolidated Financial Statements as of and for the years ended December 31, 2025, and 2024 is available without charge to shareholders upon written request to Lisa F. Campbell, Executive Vice President and Chief Financial Officer, F&M Bank, P.O. Box 1111, Timberville, VA 22853, and is on our website at fmbankva.com.

This Annual Report and the above referenced Audited Consolidated Financial Statements have not been reviewed or confirmed for accuracy or relevance by the FDIC or any other governmental agency.

Headquarters, Branch Offices, and Divisions

HEADQUARTERS

Corporate Headquarters
205 S. Main Street
Timberville, VA 22853
(540) 896-8941

BRANCH OFFICES

BRIDGEWATER
100 Plaza Drive
Bridgewater, VA 22812

BROADWAY
126 North Timberway (Rte. 259)
Broadway, VA 22815

EDINBURG
300 Stoney Creek Boulevard
Edinburg, VA 22824

ELKTON
127 West Rockingham Street
Elkton, VA 22827

HARRISONBURG

Coffman's Corner
2030 Legacy Lane
Harrisonburg, VA 22801

Crossroads
80 Cross Keys Road
Harrisonburg, VA 22801

STAUNTON

Myers Corner
30 Gosnell Crossing
Staunton, VA 24401

N. Augusta Street
2813 N. Augusta Street
Staunton, VA 24401

STUARTS DRAFT
2782 Stuarts Draft Highway
Stuarts Draft, VA 24477

TIMBERVILLE
165 New Market Road
Timberville, VA 22853

WAYNESBORO
2701 W. Main Street
Waynesboro, VA 22980

WINCHESTER

Amherst Street
1738 Amherst Street
Winchester, VA 22601

Old Town
3 South Cameron Street
Winchester, VA 22601

Loan Production Office
45 E. Boscawen Street
Winchester, VA 22601

WOODSTOCK
161 South Main Street
Woodstock, VA 22664

DIVISIONS

Automotive Dealer Finance
2040 Deyerle Avenue
Suite 204
Harrisonburg, VA 22801

F&M Mortgage
2040 Deyerle Avenue
Suite 207
Harrisonburg, VA 22801

VS TITLE OFFICES

2040 Deyerle Avenue
Suite 103
Harrisonburg, VA 22801

154 Hansen Road
Suite 202-C
Charlottesville, VA 22911



Table of Contents

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements generally relate to the Company's financial condition, results of operations, plans, objectives, future performance or business. They usually can be identified by the use of forward-looking terminology, such as "believes," "expects," or "are expected to," "plans," "projects," "goals," "estimates," "may," "should," "could," "would," "intends to," "outlook" or "anticipates," or variations of these and similar words. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in the Company's most recent Form 10-K and subsequent SEC filings.

NON-GAAP FINANCIAL MEASURES

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("GAAP") and prevailing practices in the banking industry. However, management uses certain non-GAAP measures, including tangible book value per share, to supplement the evaluation of the Company's financial condition and performance. Management believes presentation of these non-GAAP financial measures provides useful supplemental information that is essential to a proper understanding of the Company's operating results. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.



Mike Wilkerson
Chief Executive Officer

To Our Shareholders:

The hallmarks of a strong company are safety, soundness, and growth. I am pleased to say that F&M Bank Corp. is *strong*, we remain committed to *safety & soundness*, and to our *tradition of growth*. The results we delivered last year build on a long, solid history as a traditional community bank and, through deliberate growth, we are creating a sustainable future.

RESULTS

In 2025, F&M delivered record earnings. Net income for the year ended December 31, 2025, was $11.2 million, or $3.16 per share, a 54% increase over the $7.3 million, or $2.07 per share, reported at year-end 2024. As of year-end 2025, the Company had total assets of $1.37 billion, total loans of $886.3 million, and total deposits of $1.25 billion, reflecting growth of $71.7 million or 5.51% in total assets, $46.3 million or 5.51% in total loans, and $50.1 million or 4.19% in total deposits in a year-to-year comparison over 2024. Tangible book value of the Company's stock, a non-GAAP metric that provides a key indicator of our value to shareholders, rose 21.5% in 2025, from $23.53 per share on January 2nd to $28.58 per share on December 31st.

These results belong to the entire F&M team. Each and every division, department, and individual contributed as we charted our course, moved forward, and worked to run a strong community bank. My deepest appreciation goes to each member of our team.

Reflecting on 2025, the word that comes to mind is thrive, as it perfectly captures how we performed. The past year was defined by a renewed sense of unity and purpose, by disciplined execution and meaningful growth. While the environment we are in continuously evolves, including many things that are beyond our control, our people and our diversified business model enable us to navigate through challenging periods and to thrive during times of opportunity. It is important that the core of who we are remains the same: *F&M is a community bank rooted in the Shenandoah Valley, and committed to serving families, farmers, merchants, and local businesses.*

PEOPLE

Smart, talented people are the driving force behind our ability to thrive. More than ever, I am convinced of the importance of having the right people in the right positions to leverage and support our team. For that reason, in 2025, we undertook a year-long leadership initiative—a process of understanding the strengths each of us brings and aligning those strengths with the roles we serve and the goals we aim to accomplish. The focus of this initiative underpinned a realignment that positions us to accelerate momentum and fuel long-term growth. We will continue to build strong leadership across F&M and to plan for a future that looks brighter every day.

We are growing our team and talent, too, through expanding our commercial and agricultural teams with experienced bankers and shoring up the internal team to support them. We are able to attract even more successful, knowledgeable bankers and team members who are excited to serve the Shenandoah Valley and surrounding communities. This is where many of them grew up, where they want to live and raise families, and where they want to give back. With our strong culture and financial performance, they are excited to work for F&M Bank.

DIVERSIFIED BUSINESS MODEL

F&M Bank's diversified business model, including Retail, Commercial, Agriculture, Mortgage, Dealer Finance, Wealth Management, and Title, was a significant factor in our results for 2025 and will continue to be going forward. All of these business lines experienced improved performance in 2025. To us, this diversified model is the cornerstone of what it means to be a community bank. And it is a critical element in our ability to fully meet the needs of our customers and to build deep long-lasting relationships.


F&M Bank Corp. is strong,
and we remain committed to
safety & soundness, as well
as to our tradition of growth.

TECHNOLOGY

Technology will always be a strategic priority, especially as it relates to the safety of customer data, the ease of doing business with us, and the efficiency of our lending processes. Through technology, we are able to provide our customers with access to the Bank 24/7/365 and continue to provide personal service through our people during normal banking hours.

Recently, we created the position of "director of loan innovation." This role will focus on improving customer experience, modernizing processes, and ensuring the Bank remains competitive in an ever-evolving financial landscape. The end result of this effort can be summed up as quicker, better, and more effective. We look forward to positive outcomes.

This year, you'll also see a new and improved website at fmbankva.com. Our website is often the first and most frequent experience a customer has with us. The new site will not only have a new look, but also new features and tools that our customers need. When it launches, we hope you will check it out and let our team know what you think. They've worked hard.

GROWTH

From our start in 1908 in Timberville to a solid network of branch offices throughout our communities, F&M Bank has always been growth-oriented. It is our duty and responsibility to continue this tradition in a manner consistent with our culture and values. With that in mind, we begin 2026 by expanding into Warrenton and Fauquier County, Virginia. This market is similar to the communities we currently serve. Indeed, it feels much like home, with robust farming and a strong base of locally-owned businesses and a growing population, especially families. Estimates tell us that approximately 40% of Fauquier County is land for agricultural use, it has a strong economy anchored by businesses, and the demographics are strong, making it a natural fit for F&M Bank. We are fortunate to have someone from the area with 23 years of community



2025 Executive Management Team (l to r):
Melody Emswiler, Charles Driest, Jason Withers, Paul Eberly, Mike Wilkerson, Barton Black, and Lisa Campbell

The past year was defined by a renewed sense of unity and purpose, by disciplined execution and meaningful growth.

banking experience join us to serve as market executive, and equally as fortunate to have a person with more than 30 years of agriculture and banking experience join us to support this market and beyond.

2026 AND FORWARD

I have come to believe there is no normal when it comes to running a bank or any other type of business. There are the typical uncertainties for us, such as the interest rate environment, and there are wild cards, or the unexpected. This means we are consistently dealing with new circumstances. As I watched recent Olympic events and considered the challenges these highly trained athletes encountered, I noted that they took each obstacle in stride, having done all they could to prepare. At F&M Bank we are doing the same. Preparing for challenges and opportunities, executing our plan, and always looking to the future.

We remain steadfastly committed to our highest priority, which is to generate sufficient and sustainable profit. By doing so, we can meet the needs of our neighbors and friends as they build and grow their own futures.

If you bank with us, thank you for your trust and your business. If you have not yet chosen us for your personal or business banking needs, I encourage you to consider doing so. It is one of the best ways to support your investment in F&M Bank Corp.

Please make plans to attend our Annual Meeting on Saturday, May 16, 2026, at 5:00 PM in the Plecker Center at Blue Ridge Community College. We'll share more with you at that time, including an update on how things are going in 2026. Thank you, as always, for your tremendous support and belief in F&M.

Sincerely,

A. Michael Wilkerson
Chief Executive Officer



Reports of Independent Registered Public Accounting Firms

elliott davis

To the Shareholders and the Board of Directors of F&M Bank Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of F&M Bank Corp. as of December 31, 2025, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the year then ended and the related notes to the consolidated financial statements (collectively, the "financial statements") (not presented herein); and in our report, dated March 27, 2026, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Elliott Davis, PLLC

Raleigh, North Carolina
March 27, 2026

To the Shareholders and the Board of Directors of F&M Bank Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet of F&M Bank Corp. and Subsidiaries as of December 31, 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements (not presented herein); and in our report, dated March 28, 2025, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Yount, Hyde & Barbour P.C.

Roanoke, Virginia
March 28, 2025



Elliott Davis, PLLC audited F&M Bank Corp. for 2025 and Yount, Hyde, & Barbour P.C. for all prior years.

Key Financial Graphs

TOTAL DEPOSITS
(in millions)


2025
$1,245
2024
$1,195
2023
$1,133
2022
$1,083
2021
$1,080
$0
$200
$400
$600
$800
$1000
$1200

TOTAL LOANS
(in millions)


2025
$886
2024
$840
2023
$822
2022
$744
2021
$662
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900

TOTAL ASSETS
(in millions)


2025
$1,374
2024
$1,302
2023
$1,295
2022
$1,246
2021
$1,219
$0
$200
$400
$600
$800
$1000
$1200
$1400



Selected Financial Highlights

	As of or for the Year Ended December 31,		
	2025	2024	2023
	(Dollars in thousands, except per share data)		
Selected Income Statement Data:			
Interest income	$ 67,750	$ 64,483	$ 56,411
Interest expense	26,224	30,551	24,706
Net interest income	41,526	33,932	31,705
Provision for credit losses	2,701	2,343	1,025
Net interest income after provision for credit losses	38,825	31,589	30,680
Noninterest income	11,171	10,766	10,117
Noninterest expense	37,019	34,432	38,772
Income tax expense (benefit)	1,748	638	(746)
Net Income	$ 11,229	$ 7,285	$ 2,771
Selected Performance Ratios:			
Return on average assets	0.85%	0.55%	0.22%
Return on average equity	11.76%	8.86%	3.87%
Net interest spread	3.31%	2.76%	2.68%
Net interest margin	3.35%	2.77%	2.70%
Noninterest income to average assets	0.84%	0.82%	0.80%
Noninterest expense to average assets	2.79%	2.62%	3.06%
Per Share Data:			
Earnings per share (basic and diluted)	$ 3.16	$ 2.07	$ 0.80
Book value per share	29.46	24.43	22.47
Selected Balance Sheet Data:			
Total assets	$ 1,373,757	$ 1,302,011	$ 1,294,596
Loans - held for sale	3,191	2,283	1,119
Loans	886,253	839,949	822,092
Allowance for credit losses	7,818	8,129	8,321
Deposits	1,245,212	1,195,105	1,133,236
Borrowings	9,917	6,975	66,932
Shareholders' equity	104,788	86,138	78,323
Weighted average shares outstanding (basic and diluted)	3,552,822	3,512,427	3,476,326

	2025	2024	2023
	As of or for the Year Ended December 31,		
	(Dollars in thousands, except per share data)		
Asset Quality Ratios:			
Nonperforming loans to total loans	0.68%	0.84%	0.79%
Allowance for credit losses to total loans	0.88%	0.97%	1.01%
Allowance for credit losses to nonperforming loans	129.35%	114.87%	128.63%
Nonperforming assets to total assets	0.44%	0.54%	0.50%
Net charge-offs to average loans	0.34%	0.31%	0.19%
Capital Ratios (Bank only):			
Leverage	8.73%	8.23%	8.13%
Risk-based capital ratios:			
Total capital	14.04%	13.39%	12.58%
Tier 1 capital	13.11%	12.42%	11.68%
Common Equity Tier 1 capital	13.11%	12.42%	11.68%
Other Data:			
Number of banking offices	14	14	14
Number of full-time equivalent employees	173	169	196

Non-GAAP Reconciliation:

(in thousands, except share and per share data) (unaudited)

	2025	2024	2023
Tangible Common Equity and Tangible Assets			
Total Assets (GAAP)	$ 1,373,757	$ 1,302,011	$ 1,294,596
Subtract: Goodwill	(3,082)	(3,082)	(3,082)
Subtract: Core Deposit Intangibles, net	(55)	(86)	(117)
Tangible assets (Non-GAAP)	$ 1,370,620	$ 1,298,843	$ 1,291,397
Total Shareholders' Equity (GAAP)	$ 104,788	$ 86,138	$ 78,323
Subtract: Goodwill	(3,082)	(3,082)	(3,082)
Subtract: Core Deposit Intangibles, net	(55)	(86)	(117)
Tangible common equity (Non-GAAP)	$ 101,651	$ 82,970	$ 75,124
Tangible Common Equity to Tangible Assets ratio	7.42%	6.39%	5.82%
Tangible Book Value Per Share			
Tangible Common Equity (Non-GAAP)	$ 101,651	$ 82,970	$ 75,124
Common shares outstanding, ending	3,557,060	3,525,655	3,485,570
Tangible Book Value Per Share	$ 28.58	$ 23.53	$ 21.55

F&M Bank Corp. and Subsidiaries
Condensed Consolidated Balance Sheets

As of December 31, 2025 and 2024

	2025	2024
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	$ 19,311	$ 19,139
Money market funds and interest-bearing deposits in other banks	1,013	298
Federal funds sold	48,529	37,524
Cash and cash equivalents	68,853	56,961
Securities		
Available for sale, at fair value	345,339	327,670
Other investments	2,254	2,869
Loans held for sale, at fair value	3,191	2,283
Loans held for investment, net of deferred fees and costs	886,253	839,949
Less: allowance for credit losses	(7,818)	(8,129)
Net loans held for investment	878,435	831,820
Bank premises and equipment, net	21,629	22,192
Other real estate owned	-	77
Interest receivable	5,118	4,939
Goodwill	3,082	3,082
Bank owned life insurance	24,395	23,607
Deferred tax asset, net	6,979	9,465
Other assets	14,482	17,046
TOTAL ASSETS	**$ 1,373,757**	**$ 1,302,011**
LIABILITIES		
Deposits		
Noninterest bearing	$ 279,398	$ 260,301
Interest bearing	965,814	934,804
Total deposits	1,245,212	1,195,105
Long-term debt	9,917	6,975
Other liabilities	13,840	13,793
TOTAL LIABILITIES	1,268,969	1,215,873
COMMITMENTS AND CONTINGENCIES		
Shareholders' Equity		
Common stock $5 par value, 6,000,000 shares authorized, 3,557,060 (2025) and 3,525,649 (2024) shares issued and outstanding	17,444	17,383
Additional paid in capital	11,743	11,463
Retained earnings	92,205	84,669
Accumulated other comprehensive loss	(16,604)	(27,377)
TOTAL SHAREHOLDERS' EQUITY	**104,788**	**86,138**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,373,757**	**$ 1,302,011**

F&M Bank Corp. and Subsidiaries
Condensed Consolidated Statements of Income

Years Ended December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
	(Dollars in thousands, except per share data)	
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans held for investment	$ 55,798	$ 54,715
Interest from loans held for sale	135	162
Interest from federal funds sold and other investments	2,551	1,983
Interest from debt securities	9,266	7,623
Total interest income	67,750	64,483
INTEREST EXPENSE		
Total interest on deposits	25,622	28,225
Interest from short-term debt	5	1,863
Interest from long-term debt	597	463
Total interest expense	26,224	30,551
NET INTEREST INCOME	41,526	33,932
PROVISION FOR CREDIT LOSSES	2,701	2,343
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	38,825	31,589
NONINTEREST INCOME		
Service charges on deposit accounts	1,292	1,193
Wealth management income	2,243	2,181
Mortgage banking income	1,937	2,490
Title insurance income	1,864	1,489
Gain on sale of limited partnership investment	98	-
Other operating income	3,737	3,413
Total noninterest income	11,171	10,766
NONINTEREST EXPENSE		
Salaries and benefits	19,895	18,359
Occupancy and equipment expense	2,746	2,854
Data processing fees	3,720	3,672
Other operating expenses	10,658	9,547
Total noninterest expenses	37,019	34,432
Income before income taxes	12,977	7,923
Income tax expense	1,748	638
Net Income	**$ 11,229**	**$ 7,285**
Per Common Share Data		
Net income (basic and diluted)	$ 3.16	$ 2.07
Cash dividends on common stock	$ 1.04	$ 1.04
Weighted average common shares outstanding	3,552,822	3,512,427

Corporate Board of Directors

Ray Burkholder
Senior Director, Land Development
Westwood

Neil Houff
President
Houff Corporation

Hannah Hutman
Partner & Creditor/Debtor Attorney
Hoover Penrod, PLC

Anne Keeler
Principal Owner
Clover Lane Advisory Services LLC

Michael Pugh
Chairman of the Board
F&M Bank Corp.
President
Old Dominion Realty, Inc.

Chris Runion
President
Eddie Edwards Signs, Inc.
Member
Virginia House of Delegates-35th District

Mike Wilkerson
Chief Executive Officer
F&M Bank Corp. and F&M Bank

John Willingham, CPA
President
Stoneridge Companies, Inc.

Dean Withers
Vice Chairman of the Board
F&M Bank Corp.
President & CEO (Retired)
F&M Bank

Peter Wray
President
Wray Realty, Inc.
Principal Broker
Triangle Realtors



(l to r) **Neil Houff, Anne Keeler, Ray Burkholder, Dean Withers, Hannah Hutman, Mike Wilkerson, Mike Pugh, Peter Wray, Chris Runion, and John Willingham**

Local Advisory Boards

AGRICULTURAL ADVISORY

Beth Bazzle
Owner
Mountain Valley Farm
Broadway

Doug Berry, CPA
Owner
Douglas L. Berry Accounting and Tax Service
Wolf Run Farms, LLC
Elkton

John Bowman
Realtor and Auctioneer
Old Dominion Realty
Harrisonburg
Bowman Auctions
Dayton

Jared Burner
Vice President
Trio Farms, Inc.
Owner
Burner's Beef, LLC
Luray

Jeff Germroth
Retired
James River Equipment
Past President
Rockingham County Fair
Past Chairman
Rockingham Petroleum
Harrisonburg

Levi Gore
Manager
Gore's Meat
Stephen City

Bill Meyerhoeffer
Dairy Nutritionist
Bridgewater

Brennan Miller
Farm Manager
Miller Farm
Hinton

Larry Powell
Beef Farmer
Owner/Operator
L. P. Solutions
Fort Defiance

Rick Reeves
Turkey Farmer
G&M Sales, Inc.
Mt. Solon

Reed Shiflett
Crop and Beef Farmer
Shenandoah County
Helena Seed Consultant
New Market

Brian Showalter
Co-Owner
Integrity Insurance
Weyers Cave

Buff Showalter
Vice President
Poultry Specialties, Inc.
Dayton

Kim Showalter
Bookkeeper
Bridgewater

Kenny Unger
General Manager
Culpeper Farmers' Cooperative
Culpeper

AUGUSTA COUNTY ADVISORY

Carolyn Bragg
Retired Vice Chairman
Augusta County Board of Supervisors
Verona

Joel Carter
Founder and Managing Partner
Verdant Heights Global, LLC
Waynesboro

Roger Decker
Principal, Broker, and Owner
Decker Realty
Staunton

Meineka Garber
Chief Operations Officer
Community Foundation of the Central Blue Ridge
Staunton

Bill Hausrath
Associate Broker
Westhills Ltd Realtors
Waynesboro

Larry Howdyshell
Owner
Scenic View Farms
Member
Augusta County Planning Commission
Mt. Solon

Steve McDonough
Owner
McDonough Toyota
Staunton

Greg See
Self-Employed
Verona

Jeff Slaven
Owner
Cattleman's Supply
Weyer's Cave

Rick Williams
LD&B Insurance
Staunton

Thomas White, CPA
Vice President
White, Withers, Masincup & Cannaday, P.C.
Staunton

Angela V. Whitesel
Esquire
Vellines, Glick & Whitesell, P.C.
Staunton

F&M MORTGAGE ADVISORY

Natalie Campbell
Managing Broker
Real Estate Broker Association
Old Dominion Realty
Augusta County

Gary Crummett
Owner
Gary Crummett & Sons, LLC
Harrisonburg

Alisa Eberly
Realtor
Realty ONE Group Old Towne-Shenandoah Valley
Woodstock

Ronald Flores
Realtor
Funkhouser Real Estate Group
Harrisonburg

Jeremy Litwiller
Associate Broker
Kline May Realty
Cottonwood Commercial
Harrisonburg

JM Monger
Owner
R. S. Monger & Sons, Inc.
Harrisonburg

Kathie See
Realtor
Kline May Realty
Broadway

JM Snell
Executive Vice President
Valley Renovators, Inc.
Penn Laird

Nick Whitelock
Realtor
Massanutten Realty
Elkton

Scott Williams
Managing Partner
Crescent Development Group
Staunton

HARRISONBURG/ROCKINGHAM ADVISORY

Seth Berkey
President
Partners Excavating Company
Harrisonburg

Jack Broaddus
Retired President & CEO
Sunnyside Retirement
Harrisonburg

Quinton Callahan
Partner, Business & Construction Attorney
Clark & Bradshaw, P.C.
Harrisonburg

Christian Herrick
CEO
Randy's Do It Best Hardware
Timberville

Braydon Hoover
Director of Development & Annual Giving
Eastern Mennonite University
Harrisonburg

Lindsay King
Marketing Lecturer
James Madison University
Harrisonburg

Byard Luebben
Owner
Edge-ITM Inc.
Harrisonburg

Tish McCoy-Ntiamoah
Owner
PrePopsterous
Bridgewater

Andy Myers
CEO
Dick Myers Chrysler Dodge Jeep Ram
Harrisonburg

Danielle Ropp
President
SFS Tools & Safety
Harrisonburg

Abbey Dobes Smith
Owner
Siren Song Marketing Group
Verona

Renee Whitmore
Associate Broker, Realtor
Old Dominion Realty
Penn Laird

WINCHESTER ADVISORY

Jackie Bates
Executive Vice President
Annandale Millwork and Allied Systems
Winchester

Erik Beatley
President
Enterprise Hospitality Group
Winchester

Cary Craig, Jr.
Member
Harrison & Johnston, PLC
Winchester

Tina Culbreath
Founder/Executive Director
I'm Just Me Movement
Winchester

Hal Duff
General Manager
Emmart Oil Company
Winchester

Grant Harris
Owner/Certified Diversity Executive
GTH Consulting, LLC
Winchester

Nicole Klebleko
Former President/Owner
PRK Drilling & Blasting, Inc.
Winchester

Jeanne Mezzatesta
Realtor
Colony Realty
Winchester

F. William Perry
Vice President
Perry Engineering
Winchester

Madelyn Rodriguez
Discharge Planner
Valley Health
Winchester

Staff Service Awards

Five Years
Michael Deeds
Christian Everidge
Mari Gambino
Katherine Preston
Cindy Ware
Robert Williams
Brooke Zirk

Ten Years
Sara Berry
Glenda Campbell
Dianna Clemmer
Jenny Shifflett
Angela Smith

Fifteen Years
Diane Oswald

Twenty Years
Dale Shoop
Dana Smith

Twenty-Five Years
Chris Gunter
Donna Randolph

Thirty Years
Alice Grow

Thirty-Five Years
Donna O'Byrne



Management Team and Staff

EXECUTIVE MANAGEMENT

Aubrey "Mike" Wilkerson
Chief Executive Officer
Administration

Barton Black
President
Administration

Lisa Campbell
Chief Financial Officer
Administration

Charles Driest
Chief Operations Officer
Administration

Paul Eberly
Chief Lending Officer
Administration

Melody Emswiler
Chief Human Resources Officer
Administration

Evan McHaffa
Chief Credit Officer
Administration

F&M Bank Employees

SENIOR VICE PRESIDENT

Sara Berry
Area Market Manager
Administration

Greg Berkshire
Director, Dealer Finance
Dealer Finance

Dustin Bowman
Agricultural Market Executive
Coffmans Corner/Harrisonburg

Lauren Buffum
Market Executive
Amherst

Calan Jansen
Investments Representative
Wealth Management

Bruce Lawson
Commercial Relationship Manager
Amherst

Katherine Preston
Valley Market Executive
Crossroads/Harrisonburg

Jonathan Reimer
North Valley Market Executive
Winchester

Craig Richards
Director Of Risk Management
Administration

Karen Rose
Senior Deposit Operations Officer
Administration

John Sargent
Retail Banking Director
Administration

Cynthia Sherman
Senior Loan Operations Officer
Administration

Holly Thorne
Marketing Director
Administration

Robert Williams
Agricultural & Rural Programs Leader
Crossroads/Harrisonburg

Jason Withers
Director of Loan Innovation
Administration

Brooke Zirk
Commercial Relationship Manager
Crossroads/Harrisonburg

VICE PRESIDENT

Amy Channell
Branch Manager
Broadway

Jessica Fletcher
Dealer Finance Manager
Dealer Finance

Robyn Good
Treasury Management Officer
Crossroads/Harrisonburg

Kathy Grubbs
Collections Manager
Dealer Finance

Renee Hartless
Branch Manager
Myers Corner

Teri Hasley
Deposit Operations Manager
Administration

Teresa Helmick
Branch Manager
Elkton

Ashley Lam
Branch Manager
Crossroads/Harrisonburg

Ashley McClure
Branch Manager
Bridgewater

Craig Morcom
Commercial Relationship Manager
Winchester

Jake Mowry
Marketing Manager
Administration

Charles Nesler
IT Manager
Administration

Daniel Scott
Agricultural Relationship Manager
Myers Corner

Joseph Terrana
Branch Manager
Charlottesville

Melissa Wampler
HR Manager
Administration

ASSISTANT VICE PRESIDENT

Patrick Bankemper
Commercial Relationship Manager
Amherst

Candy Barkley
Executive Assistant/ Corporate Secretary
Administration

Cathy Beam
Accounting Manager
Administration

Jason Crum
Branch Manager
Stuarts Draft

Rachel Dale
Senior Credit Analyst
Administration

Madison Estep
Branch Manager
Woodstock

Alice Grow
Loan Operations Manager
Administration

Amanda Hensley
Workflow Coordinator
Administration

Kristin Jackson
Talent And Development Coordinator
Administration

Anthony Keyser
Network Administrator
Administration

Brent Loope
Investments Relationship Specialist
Wealth Management

Lauren Morris
Branch Manager
Coffmans Corner/Harrisonburg

Donna O'Byrne
Investments Relationship Specialist
Wealth Management

Mollie Polhemus
Senior Credit Analyst
Administration

Justina Rutherford
Collections Manager
Administration

Eduardo Santiago Lopez
Branch Manager
Amherst

Kevin Saylor
Commercial Relationship Manager
Crossroads/Harrisonburg

Olivia Wightman
Agricultural Relationship Manager
Woodstock

Logan Wolfe
Commercial Relationship Manager
Myers Corner

BANK OFFICER

Katrina Bowman
Fraud Specialist
Administration

Jill Davis
Branch Coordinator
Stuarts Draft

Mason Gilmer
Branch Coordinator
Myers Corner

Deacon Kozel
Commercial Relationship Manager
Crossroads/Harrisonburg

Robin Layman
Branch Coordinator
Edinburg

Yvette McCoy
Loan Processor
Administration

Dianne Nelson
Assistant Branch Manager
Bridgewater

Katlyn Robertson
Assistant Branch Manager
Crossroads/Harrisonburg

Jenny Shifflett
Assistant Branch Manager
Elkton

Niki Secrist
BSA Officer
Administration

Christy Trail
Branch Coordinator
Woodstock

Jill Taylor
Operations Supervisor
Administration

STAFF

Katie Adkins
Branch Specialist
North Augusta

Kelly Alger
Business Relationship Specialist
Crossroads/Harrisonburg

Trey Alger
Investments Relationship Specialist
Wealth Management

Gracie Armstrong
Branch Specialist
Coffmans Corner/Harrisonburg

Tara Byers
Lead Branch Specialist
Crossroads/Harrisonburg

Tina Badgett
Mortgage Loan Processor
Operations

Debbie Baker
Branch Specialist
Timberville

Jaezlyn Baker
Branch Specialist
Woodstock

Allison Barnes
Business Relationship Specialist
Winchester

Jacob Baugher
Facilities Assistant
Administration

Jessica Chandler
Operations Specialist
Administration

Kristina Callender
Lead Branch Specialist
Waynesboro

Glenda Campbell
Branch Specialist
Stuarts Draft

Perla Castro Santiago
Branch Specialist
Coffmans Corner/Harrisonburg

Dianna Clemmer
Branch Manager
Operations

Troy Click
Branch Specialist
Broadway

Amber Comer
Branch Specialist
Coffmans Corner/Harrisonburg

Maria Cortes Miramontes
Branch Specialist
Amherst

Teresa Cumpa
Administrative Assistant
Dealer Finance

Michael Deeds
Courier
Administration

April Diaz
Branch Specialist
Crossroads/Harrisonburg

Genevieve Dickinson
Branch Specialist
Woodstock

Kevin Dofflemyer
Courier
Administration

Kasey Engleman
Branch Specialist
Waynesboro

Sandra Espinal
Assistant Branch Manager
Broadway

Christian Everidge
Business Relationship Specialist
Myers Corner

Torie Foltz
Lead Branch Specialist
Woodstock

Melissa Funkhouser
Operations Specialist
Administration

Desma Flagle
Head Teller
Edinburg

Lori Flick
Senior Loan Processor
Administration

Doris Funk
Branch Specialist
Timberville

Judy Getz
Operations Specialist
Administration

Mary Gira
Teller
Crossroads/Harrisonburg

Ashley Griffith
Branch Specialist
Elkton

Jessica Guyer
BSA Support Specialist
Administration

Mike Hardesty
Courier
Administration

Saera Harlow
Lead Branch Specialist
Stuarts Draft

Megan Hedrick
Branch Specialist
Coffmans Corner/Harrisonburg

Kyle Hilbert
Administrative Assistant/Post Closer
Charlottesville

Meghan Hise
Assistant Branch Manager
Coffmans Corner/Harrisonburg

Christina Humphries
Teller
Bridgewater

Beam Huseni
Teller
Bridgewater

Aaron Johns
Credit Analyst
Administration

Tudy Keister
Branch Specialist
Timberville

Nicky Lam
Dealer Finance Lending Assistant
Dealer Finance

Amy Layman
Accounting Specialist
Administration

Taylore Life
Branch Specialist
Elkton

David Loomis
Branch Specialist
Myers Corner

Faith Loomis
Branch Specialist
Waynesboro

Kiara Mendez
Branch Specialist
Amherst

Treva Marshall
Branch Specialist
Myers Corner

Stephanie Martin
Cash Management & Workflow Specialist
Administration

Eva Meadows
Branch Specialist
Bridgewater

Crystal Miller
Branch Specialist
Broadway

Robin Miller
Loan Operations Assistant
Administration

Grace Mowery
Branch Specialist
Myers Corner

Tori Moyer
Credit Analyst
Administration

Mark Papotnik
Courier
Administration

Bri Perez
Lead Branch Specialist
Amherst

Gail Pryde
Business Relationship Specialist
Winchester

Carla Rhodes
Lead Branch Specialist
Timberville

Selina Rader
Branch Specialist
Edinburg

Donna Randolph
Operations Specialist
Administration

Eddie Reid
Courier
Administration

Cynthia Rice
Mortgage Underwriter
Operations

Ashley Riggleman
IRA Coordinator
Administration

Brian Rodgers
Branch Manager
Timberville

Lauren Rollins
Consumer Compliance Specialist
Administration

Rhonda Sharp
Loan Processor
Administration

Terri Shiflett
Branch Specialist
Edinburg

Angela Smith
Lead Branch Specialist
North Augusta

Dana Smith
Lead Branch Specialist
Elkton

Carlton Sampson
Courier
Administration

Robert Scott
Courier
Administration

Susan Seal
Operations Specialist
Administration

Hayley Sfarnas
Branch Specialist
Woodstock

Jessica Shifflett
Branch Specialist
Elkton

Samantha Siever
Operations Specialist
Administration

Amy Silvious
Branch Specialist
Broadway

Berlin Smith
Custodian
Broadway

Jessica Smith
Lead Branch Specialist
Bridgewater

Kathryn Smith
Custodian
Broadway

Maura Stief
Branch Specialist
Bridgewater

Isaac Stroupe
Branch Specialist
Crossroads/Harrisonburg

Cierra Sweet
Branch Specialist
Timberville

Jason Taylor
Facilities Assistant
Administration

Lisa Taylor
Lead Branch Specialist
Broadway

Kimberly Turner
Lending Processor
Dealer Finance

Fern Ward
Payroll/Human Resources Administrator
Administration

Cindy Ware
Courier
Administration

Tina Weaver
Agricultural Business Relationship Specialist
Timberville

Scott Williams
Courier
Administration

Lynette Wine
Operations Specialist
Administration

Sherry Zopp
Business Relationship Specialist
Crossroads/Harrisonburg

F&M Mortgage Employees

SENIOR VICE PRESIDENT

Terri Bradley
Director of Mortgage
F&M Mortgage

STAFF

Gervasio Amato
Loan Partner
F&M Mortgage

Veronica Amato
Senior Mortgage Advisor
F&M Mortgage

Tonja Armentrout
Senior Mortgage Advisor
F&M Mortgage

Tina Badgett
Mortgage Loan Processor
F&M Mortgage

Ashley Brown
Mortgage Advisor Assistant
F&M Mortgage

Allicyn Buracker
Senior Mortgage Advisor
F&M Mortgage

Nikki Carberry
Mortgage Administrative Support
F&M Mortgage

Dianna Clemmer
Branch Manager
F&M Mortgage

Melanie Drumheller
Mortgage Underwriter
F&M Mortgage

Tina Eppard
Post Closer
F&M Mortgage

Chris Gunter
Construction Dept. Specialist
F&M Mortgage

Kelly Hyson
Mortgage Operations Manager
F&M Mortgage

Jonathan Ischinger
Senior Mortgage Advisor
F&M Mortgage

Linda Labbe
Junior Underwriter
F&M Mortgage

Jessica Luce
Loan Processor
F&M Mortgage

Diane Oswald
Staff Accountant
F&M Mortgage

Cynthia Rice
Mortgage Underwriter
F&M Mortgage

Estela Rodriguez
Mortgage Loan Processor
F&M Mortgage

Monica Shifflett
Closing Department Manager
F&M Mortgage

Dave Sweeney
Mortgage Advisor
F&M Mortgage

VS Title Employees

SENIOR VICE PRESIDENT

Darreld "Dale" Shoop
President
Harrisonburg

STAFF

Deonta Allen-Wright
Closing Agent
Harrisonburg

Michele Carter
Administrative Assistant
Harrisonburg

Devan Deeds
Title Examiner
Harrisonburg

Mari Gambino
Closing Agent
Harrisonburg

Kyle Hilbert
Administrative Assistant/ Post Closer
Charlottesville

L. A. Hollen
Title Examiner
Harrisonburg

David Matykowski
Title Operations Coordinator
Harrisonburg

Andy Mclynch
Closing Agent
Charlottesville

Mary Morris
Title Insurance Agent
Harrisonburg

Jeanie Turner
Title Insurance Agent
Harrisonburg

Erin Williams
Lead Closing Agent
Harrisonburg

Employee information as of February 28, 2026.



F&M Bank Corp.

P.O. Box 1111
Timberville, VA 22853

fmbankva.com

The Meem's Bottom Covered Bridge is located in Mount Jackson, Virginia in Shenandoah County, which F&M has served since 2001. The bridge image was selected to represent our journey as we build on our past, work in the present, and cross into a deliberate and bright future. The bridge is a 204-foot, single-span Burr Arch Truss, carrying Wissler Road across the North Fork of the Shenandoah River. It was built in the early 1890's by Franklin Hiser Wissler, who purchased the land from the Meems family, to provide access across the river to his apple orchards. The massive arch supports and the stone abutments, which extended ten feet below the riverbed, were constructed from materials cut and quarried nearby. In addition to the stone, 57,000 feet of local timber was used. The original structure was in continual use until it was damaged by fire on Halloween 1976. After salvaging the original timbers, the bridge was reconstructed and eventually undergirded with steel beams and concrete piers. Virginia's longest covered bridge, the Meem's Bottom Covered Bridge was reopened to traffic in 1979 and is still in use. It was added to the Virginia Landmarks Register in April 1975 and to the National Register of Historic Places in June of the same year.

(This information is from Virginia.org and Wikipedia.org.)